November 19, 2007

By Facsimile and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Accounting Branch Chief

Re:

SI International, Inc. (File No. 000-50080)

Form 10-K for Fiscal Year Ended December 30, 2006

Form 10-Q for the Quarterly Period Ending September 29, 2007

Timing for Response to Staff Comments of November 14, 2007

Dear Mr. Krikorian:

On behalf of SI International, Inc. (the “Company”), please allow this letter to serve as confirmation of our voice mail exchange wherein we agreed to an extension of the date for the Company’s response to the Staff’s letter of November 14, 2007 until December 7, 2007.  The reason for the Company’s extension request is that during to the Thanksgiving holiday week certain members of our response team will be unavailable to assist us in completing our review and preparing our response to the Staff’s letter.

If you have any questions relating to this letter, I can be reached by telephone at 703-234-6831, by facsimile at 703-234-7519, or by e-mail at robert.lantz@si-intl.com.

Thank you very much for your prompt attention to this matter.

Sincerely,

/s/ Robert Lantz

Robert Lantz

Deputy General Counsel